Filed Pursuant to
                                                       Rule 424(b)(5)
                                                       File No. 333-48267



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                            P R O S P E C T U S
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                               482,575 Shares

                                ASHLAND INC.

                                COMMON STOCK

                        (par value $1.00 per share)
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         The Prospectus relates to 482,575 shares (the "Shares") of common stock, par value $1.00 per share (the "Common Stock"), of Ashland Inc. ("Ashland" or the "Company"), which may be offered by Bernard A. Li, individually and as trustee of The Li Family Trust, Charles W. Hill and Walter S. Arnold (collectively, the "Selling Shareholders") from time to time. See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of such shares. See "Use of Proceeds."
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         The Common Stock is listed on the New York Stock Exchange (the "NYSE") and the Chicago Stock Exchange (the "CHX"). The last reported sale price of the Common Stock on the NYSE on May 13, 1998 was $54.25 per share.

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         The Shares will be sold either directly by the Selling Shareholders or through underwriters, brokers, dealers or agents. At the time any particular offer of Shares is made, if and to the extent required, a supplement to this Prospectus (a "Prospectus Supplement") will set forth the specific number of Shares offered, the offering price and the other terms of the offering, including the names of any underwriters, brokers, dealers or agents involved in the offering and the compensation, if any, of such underwriters, brokers, dealers or agents. Any statement contained in this Prospectus will be deemed to be modified or superseded by any inconsistent statement contained in any Prospectus Supplement delivered herewith.

         Unless this Prospectus is accompanied by a Prospectus Supplement stating otherwise, offers and sales may be made pursuant to this Prospectus only in ordinary broker's transactions made on the NYSE or CHX in transactions involving ordinary and customary brokerage commissions.

         The Company will bear all expenses incurred in connection with offers and sales of the Shares pursuant to this Prospectus, except the Selling Shareholders will pay any underwriting discounts and commissions incurred in connection therewith.
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         As used in this Prospectus, the term "Common Stock" includes Rights to Purchase Series A Participating Cumulative Preferred Stock, the description and terms of which are set forth in a Rights Agreement dated May 15, 1996. See "Description of Common Stock - Preferred Stock Purchase Rights."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                 THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.


              The date of this Prospectus is May 14, 1998

                           AVAILABLE INFORMATION

         The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room
   1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. In addition, copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and The Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605. The Company files such material with the Commission electronically. The Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is: http://www.sec.gov.

         The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and exhibits thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and related exhibits and to documents filed with the Commission. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto can be inspected and copied at the public reference facilities and regional offices referred to above.

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         The following  documents,  filed with the  Commission  pursuant to
   Section 13 or 15(d) of the Exchange Act (File No. 1-2918), are hereby incorporated by reference into this Prospectus:

            (i) Ashland's Annual Report on Form 10-K for the fiscal year ended September 30, 1997 as amended by a Form 10-K/A Amendment No. 1 filed on May 1, 1998;

            (ii) Ashland's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997 as amended by a Form 10-Q/A Amendment No. 1 filed on March 30, 1998;

           (iii)  Ashland's  Current  Report on Form 8-K dated December 12,
1997;

            (iv) Ashland's Current Report on Form 8-K dated January 1, 1998 as amended by a Form 8-K/A filed on March 17, 1998;

            (v) Ashland's Current Report on Form 8-K dated March 23, 1998;

            (vi) the description of Ashland's Common Stock, par value $1.00 per share, set forth in the Registration Statement on Form 10, as amended in its entirety by the Form 8 filed with the Commission on May 1, 1983 ("Registration Statement on Form 10, as amended"); and

            (vii) the description of Ashland's Rights to Purchase Series A Participating Cumulative Preferred Stock, set forth in the Registration Statement on Form 8-A dated May 16, 1996.

        All  documents  filed by Ashland  with the  Commission  pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, OTHER THAN CERTAIN EXHIBITS TO SUCH DOCUMENTS. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO THE SECRETARY, ASHLAND INC., P.O. BOX 391, ASHLAND, KENTUCKY 41114 (TELEPHONE: (606) 329-3333).

                                THE COMPANY

         Ashland's  businesses  are grouped  into five  industry  segments:
Chemical, Valvoline, APAC, Refining and Marketing, and Coal.

         Ashland Chemical distributes industrial chemicals, solvents, thermoplastics and resins, and fiberglass materials, and manufactures and sells a wide variety of specialty chemicals and certain petrochemicals. Valvoline is a marketer of branded, packaged motor oil and automotive chemicals, antifreeze, filters, rust preventives, coolants and automotive appearance products. In addition, Valvoline is engaged in the "fast oil change" business through outlets operating under the Valvoline Instant Oil Change(R) and Valvoline Rapid Oil Change(R) names.

         APAC performs contract construction work, including highway paving and repair, excavation and grading, and bridge construction, and produces asphaltic and ready-mix concrete, crushed stone and other aggregate, concrete block and certain specialized construction materials in the southern and midwestern United States.

         Effective January 1, 1998, Ashland and Marathon Oil Company completed a transaction to form Marathon Ashland Petroleum LLC ("MAP"), which combined major portions of the supply, refining, marketing and transportation operations of the two companies. Marathon has a 62% interest in MAP and Ashland holds a 38% interest. MAP operates seven refineries with a total refining capacity of 930,000 barrels per day. Refined products are distributed through a retail network of 5,400 independent and company owned outlets in 20 Midwest and Southern states. Ashland will account for its investment in MAP using the equity method of accounting. However, since the transaction did not close until January 1, 1998, Ashland continued to report its 100% ownership interest in the Ashland Petroleum and SuperAmerica divisions (Ashland's Refining and Marketing segment) on a consolidated basis in its financial statements for the quarter ended December 31, 1997.

         Ashland's coal operations are conducted by Arch Coal, Inc., which is 55% owned by Ashland and is publicly traded, and which produces and markets bituminous coal in Central Appalachia, the Illinois Basin and the Hanna Basin in Wyoming for sale to domestic and foreign electric utility and industrial customers.

         Ashland is a Kentucky corporation, organized on October 22, 1936, with its principal executive offices located at 1000 Ashland Drive, Russell, Kentucky 41169 (Mailing Address: P.O. Box 391, Ashland, Kentucky 41114) (Telephone: (606) 329-3333).

                              USE OF PROCEEDS

         All of the shares of Common Stock which are the subject of this Prospectus are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of such shares.

                            SELLING SHAREHOLDERS

         On February 2, 1998, Ashland acquired from the Selling Shareholders all of the issued and outstanding shares of common stock of EGL-1, Inc. ("EGL-1"), a California corporation, pursuant to a merger of an Ashland subsidiary with and into EGL-1. The purchase price was $25,400,154 paid in 482,575 shares of Common Stock which are offered hereby. EGL-1 is based in Carlsbad, California and is a leading marketer in the wheel cleaner, metal polish, leather care and premium wax/polish segments. EGL-1 will operate as part of The Valvoline Company, a division of Ashland.

         The number of shares offered for sale are as follows: Bernard A. Li, individually and as trustee of The Li Family Trust, 361,932 shares; Charles W. Hill, 48,257 shares; and Walter S. Arnold, 72,386 shares. The shares offered for sale as described in the preceding sentence constitute all the shares of Common Stock of Ashland owned by each of the Selling Shareholders. No Selling Shareholder owns more than 1% of the outstanding shares of Common Stock. Except for the transaction in which the Selling Shareholder acquired his, her or its Common Stock, no Selling Shareholder has had a material relationship with Ashland within the past three years.

         The maximum number of shares proposed to be sold by the Selling Shareholders is the number of shares owned by them as of the date hereof.

                            PLAN OF DISTRIBUTION

         The Selling Shareholders or their respective distributees, pledgees, donees, transferees or other successors in interest may offer Shares from time to time depending on market conditions and other factors, in one or more transactions on the NYSE or CHX or other national securities exchanges on which the Shares are traded, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at negotiated prices or at fixed prices. The Shares may be offered in any manner permitted by law, including through underwriters, brokers, dealers or agents, and directly to one or more purchasers. Sales of Shares may involve
(i) sales to underwriters who will acquire Shares for their own account and resell them in one or more transactions at fixed prices or at varying prices determined at time of sale, (ii) block transactions in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (iii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account, (iv) an exchange distribution in accordance with the rules of any such exchange and (v) ordinary brokerage transactions and transactions in which a broker solicits purchasers. Brokers and dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or purchasers of Shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Shareholders and any broker or dealer that participates in the distribution of Shares may be deemed to be underwriters and any commissions received by them and any profit on the resale of Shares positioned by a broker or dealer may be deemed to be underwriting discounts and commissions under the Securities Act. In the event any Selling Shareholder engages an underwriter in connection with the sale of the Shares, to the extent required, a Prospectus Supplement will be distributed, which will set forth the number of Shares being offered and the terms of the offering, including the names of the underwriters, any discounts, commissions and other items constituting compensation to underwriters, dealers or agents, the public offering price and any discounts, commissions or concessions allowed or reallowed or paid by underwriters to dealers.

         Pursuant to the Registration Rights Agreement dated as of February 2, 1998 (the "Registration Rights Agreement"), by and between the Company and the Selling Shareholders, the Company will pay all registration expenses in connection with all registrations of the Shares upon the written request of any Selling Shareholder, and such Selling Shareholder will pay all underwriting discounts and commissions, if any, relating to the sale or disposition of such Selling Shareholder's Shares. The Company and the Selling Shareholders have agreed to indemnify each other against certain civil liabilities, including certain liabilities under the Securities Act.

                        DESCRIPTION OF COMMON STOCK

   Common Stock

         The authorized stock of the Company consists of 300,000,000 shares of Common Stock, and 30,000,000 shares of Preferred Stock, issuable in series. On April 30, 1998, there were 75,964,694 shares of Common Stock issued and outstanding. In addition, 500,000 shares of Preferred Stock designated as Series A Participating Cumulative Preferred Stock are reserved for issuance upon exercise of rights issued pursuant to the Rights Agreement dated as of May 15, 1996. An aggregate of 12,178,300 additional shares of Common Stock are reserved for issuance under the Company's various stock and compensation incentive plans.


         The holders of Common Stock are entitled to receive dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders and have cumulative voting rights. Under cumulative voting, a shareholder may multiply the number of shares owned by the number of directors to be elected and cast this total number of votes for any one nominee or distribute the total number of votes, in any proportion, among as many nominees as the shareholder desires. Holders of Common Stock are entitled to receive, upon any liquidation of the Company, all remaining assets available for distribution to shareholders after satisfaction of the Company's liabilities and the preferential rights of any Preferred Stock that may then be issued and outstanding. The outstanding shares of Common Stock are fully paid and nonassessable. The holders of Common Stock have no preemptive, conversion or redemption rights. The Transfer Agent and Registrar of Ashland's Common Stock is Harris Trust and Savings Bank, Chicago, Illinois.

         The foregoing information does not purport to be a complete summary of the terms and provisions of the Common Stock and is qualified in its entirety by reference to the description of the Common Stock contained in the Company's Registration Statement on Form 10, as amended, incorporated by reference into this Prospectus, and the Company's Second Restated Articles of Incorporation, as amended (the "Articles").

Preferred Stock Purchase Rights

         The Board of Directors has authorized the distribution of one Right (a "Right") for each outstanding share of Common Stock. Each Right entitles the holder thereof to buy one-one thousandth (1/1000th) of a share of Series A Participating Cumulative Preferred Stock at a price of $140.

         The Rights will become exercisable upon the earlier of (a) such time as the Company learns that a person or group has acquired, or obtained the right to acquire, beneficial ownership of more than 15% of the outstanding Common Stock of the Company ("Acquiring Person"), unless provisions intended to prevent accidental triggering apply, and (b) such date, if any, as may be designated by the Board of Directors of the Company following the commencement of, or first public disclosure of an intention to commence, a tender or exchange offer for outstanding Common Stock. Each Right (other than those held by the acquiror) will entitle its holder to purchase, at the Right's exercise price, shares of Common Stock having a market value of twice the Right's exercise price. Additionally, if the Company is acquired in a merger or other business combination, each Right (other than those held by the surviving or acquiring company) will entitle its holder to purchase, at the Right's exercise price, shares of the acquiring company's common stock (or stock of the Company if it is the surviving corporation) having a market value of twice the Right's exercise price. Each one-one thousandth of a share of Series A Participating Cumulative Preferred Stock will be entitled to dividends and to vote on an equivalent basis with one share of Common Stock.

         Rights may be redeemed at the option of the Board of Directors for $.01 per Right at any time before the earlier of such time as there is an Acquiring Person or the tenth anniversary of the date of the plan. The Board of Directors may amend the Rights at any time without shareholder approval. The Rights will expire by their terms on May 15, 2006.

Certain Provisions of Ashland's Articles

         In the event of a proposed merger, tender offer, proxy contest or other attempt to gain control of Ashland not approved by the Board of Directors, it would be possible, subject to any limitations imposed by applicable law, the Articles and the applicable rules of the stock exchanges upon which the Common Stock is listed, for the Board of Directors to authorize the issuance of one or more series of preferred stock with voting rights or other rights and preferences which would impede the success of the proposed merger, tender offer, proxy contest or other attempt to gain control of Ashland. The consent of the holders of Common Stock would not be required for any such issuance of preferred stock.

         The Articles incorporate in substance certain provisions of the Kentucky Business Corporation Act to require approval of the holders of a least 80% of Ashland's voting stock, plus two-thirds of the voting stock other than voting stock owned by a 10% shareholder, as a condition to mergers and certain other business combinations involving Ashland and such 10% shareholder unless (a) the transaction is approved by a majority of the continuing directors (as defined) of Ashland or (b) certain minimum price and procedural requirements are met. In addition, the Kentucky Business Corporation Act includes a standstill provision which precludes a business combination from occurring with a 10% shareholder, notwithstanding any vote of shareholders or price paid, for a period of five years after the date such 10% shareholder becomes a 10% shareholder, unless a majority of the independent directors (as defined) of Ashland approves such combination before the date such shareholder becomes a 10% shareholder.

         The Articles also provide that (i) the Board of Directors is classified into three classes, (ii) a director may be removed from office without "cause" (as defined) only by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock of Ashland, (iii) the Board of Directors may adopt By-laws concerning the conduct of, and matters considered at, meetings of shareholders, including special meetings, (iv) Ashland's By-laws and certain provisions of the Articles may be amended only by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock of Ashland; and (v) the By-laws may be adopted or amended by the Board of Directors, subject to amendment or repeal only by affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock of Ashland.

                               LEGAL MATTERS

         Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Thomas L. Feazell, Esq., Senior Vice President, General Counsel and Secretary of the Company. Mr. Feazell owns beneficially 127,394 shares of Common Stock.

                                  EXPERTS


         The consolidated financial statements and schedule of the Company appearing or incorporated by reference in the Company's Annual Report on Form 10-K (as amended by Form 10-K/A Amendment No. 1) for the year ended September 30, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.